SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

31 August 2007

Securities and Exchange Com[redacted]
Office of International Corpor
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07026473

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 August 2007 which we released to The Stock Exchange of Hong Kong Limited on 30 August 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr King Ho

Dlw 9/17

F:\cherry\SHPCIA2007 2Q\Despatch\ltr to SEC.doc

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY AN ASSOCIATE – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SIX MONTHS ENDED 30 JUNE 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 3 – CONTENTS AND FORMATS OF HALF YEAR REPORT (2007 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2006 AMENDMENTS).

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007 ON 4 SEPTEMBER 2007.

SUMMARY

On 29 August 2007, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the audited financial results of CWTC Listco for the six months ended 30 June 2007 which will be published in the newspapers in PRC on 31 August 2007. The audited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" of PRC. The Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below.

On 29 August 2007, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an approximately 80.14% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of approximately 40.07% in CWTC Listco), has approved the audited financial results of CWTC Listco for the six months ended 30 June 2007 which will be published in the newspapers in PRC on 31 August 2007. The Profit and Loss Account of CWTC Listco on a consolidated and company basis is provided below. Certain comparative figures have been restated retrospectively to conform with the current year's presentation.

CHINA WORLD TRADE CENTER COMPANY LIMITED
PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Consolidated		Company	
	For the six months ended 30 June			
	2007 (audited)	2006 (unaudited) (restated)	2007 (audited)	2006 (unaudited) (restated)
	RMB	*RMB*	*RMB*	*RMB*
Operating Revenue	440,013,096	413,546,898	418,706,566	396,205,146
Less: Cost of sales	(156,789,838)	(147,912,019)	(143,834,031)	(137,701,347)
Business tax & surcharge	(22,528,571)	(21,183,819)	(21,185,134)	(20,119,298)
Selling expenses	(1,102,656)	(1,216,756)	(1,071,641)	(1,206,556)
Administrative expenses	(25,817,907)	(27,352,428)	(25,453,812)	(27,119,323)
Financial expenses	(6,614,088)	(37,349,600)	(6,673,109)	(37,424,057)
Loss on diminution in asset value	-	-	-	-
Add: Gains on changes in fair value	-	-	-	-
Gains on investment	543,066	480,650	543,066	3,966,196
of which: gains on investment derived from associate	543,066	480,650	543,066	480,650
Operating Profit	**227,703,102**	**179,012,926**	**221,031,905**	**176,600,761**
Add: Non-operating income	227,367	550,344	227,367	550,344
Less: Non-operating expenses	(235,343)	(347,299)	(235,343)	(347,299)
of which: losses on disposal of non-current assets	(62,877)	(347,299)	(62,877)	(347,299)
Total Profit	**227,695,126**	**179,215,971**	**221,023,929**	**176,803,806**
Less: Income tax expenses	(77,554,026)	(60,097,302)	(74,902,531)	(57,868,587)
Net Profit	**150,141,100**	**119,118,669**	**146,121,398**	**118,935,219**
Net profit attributable to CWTC Listco's shareholders	149,940,115	118,935,219	146,121,398	118,935,219
Net profit attributable to the minority interests	200,985	183,450	-	-
Earnings Per Share (based on the net profit attributable to CWTC Listco's shareholders of common shares)				
Basic and diluted earnings per share	0.15	0.15	0.15	0.15

Effective 1 January 2007, CWTC Listco adopted the Accounting Standards for Business Enterprises issued by the Finance Bureau on 15 February 2006 (the "Accounting Standards"). The financial statements for the six months ended 30 June 2007 is CWTC Listco's first interim financial statements prepared in accordance with the Accounting Standards.

The corresponding comparative amounts for the six months ended 30 June 2006 and for the year 2006 as included in the financial statements for the six months ended 30 June 2007 have been restated retrospectively in accordance with "Accounting Standards for Business Enterprises No. 38 – First Time Adoption of Accounting Standards for Business Enterprises" and restated in accordance with the Accounting Standards. The retrospective adjustments mainly include:

1. To account for deferred income tax assets in relation to the timing difference resulting from the difference between the book value of assets and liabilities and their tax base and opening retained earnings are adjusted accordingly.

2. For the then existing internal retirement scheme at the transition date of the first time adoption which meets the criteria of provision as stipulated in "Accounting Standards for Business Enterprises No. 9 – Employee Benefits", the proposed future payments on the salaries, wages and social security benefits for internal early retired employees, for the period from the dates of their ceasing of services to CWTC Listco to the dates of their formal retirements, are accrued as payables for employee benefits ("Severance Benefit") and the opening retained earnings are adjusted accordingly.

3. Under Clause 21 of "Accounting Standards for Business Enterprises No. 38 – First Time Adoption of Accounting Standards for Business Enterprises", to consolidate the results of the subsidiary "國貿物業酒店管理有限公司" (not included in the consolidation originally) according to the relevant requirements of the Accounting Systems and to include the minority interests of this subsidiary as part of the shareholders' equity. The corresponding comparative financial statements of last year have been adjusted accordingly.

The adjusting items on consolidation to adjust the 2006 opening balance, balance as at 30 June 2006 and 2006 closing balance of shareholders' equity; and the net profit for year 2006 and for the six months ended 30 June 2006 stated in accordance with the original Accounting Standards and Systems to the shareholders' equity and net profit stated in accordance with the Accounting Systems are listed below:

	1 January 2006 Shareholders' equity	January to June 2006 Net Profit (unaudited)	30 June 2006 Shareholders' equity (unaudited)	July to December 2006 Net Profit (unaudited)	2006 Net Profit	31 December 2006 Shareholders' equity
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Stated in accordance with the original Accounting Standards and Systems	2,562,344,578	118,496,796	2,515,705,747	122,693,615	241,190,411	3,846,609,078
Severance Benefit	(7,855,130)	654,363	(7,200,767)	671,360	1,325,723	(6,529,407)
Income tax	9,794,202	(215,940)	9,578,262	(221,549)	(437,489)	9,356,713
Including: deferred income tax assets	9,794,202	(215,940)	9,578,262	(221,549)	(437,489)	9,356,713
deferred income tax liabilities	–	–	–	–	–	–
Transfer from minority interests	1,208,603	183,450	892,053	163,121	346,571	1,055,174
Stated in accordance with the Accounting Standards	2,565,492,253	119,118,669	2,518,975,295	123,306,547	242,425,216	3,850,491,558

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF APPROXIMATELY 40.07%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2007 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S 2007 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 30 August 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END